Via Facsimile and U.S. Mail
Mail Stop 6010

December 24, 2008

Mr. Wenjun Jiao
Chief Financial Officer
Tiens Biotech Group (USA), Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China 301700

Re: **Tiens Biotech Group (USA), Inc.**
  Form 10-K for the Year Ended December 31, 2007
  Form 10-Q for the Quarterly Period Ended September 30, 2008
  File No. 001-32477

Dear Mr. Jiao:

   We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

   1. If Engineering and the registrant have an agreement regarding the distribution of products in China please file the agreement as an exhibit and describe the material terms in the Form 10-K annual report.

2. Please also file any other agreements between Group and Mr. Li or Mr. Li's affiliates regarding the distribution of products outside of China. Alternatively provide us your detailed analysis as to why it is not necessary to file any of these agreements.

3. If any management agreements exist between the registrant and/or its affiliates and Mr. Li and/or his affiliates please file such agreement(s) as exhibits and describe the material terms of the agreement(s) in the Form 10-K annual report.

Risk Factors

4. Please consider the extent to which PRC and/or BVI law restricts the Chinese subsidiary and/or the BVI parent from upstreaming dividends to the registrant that can then be distributed to the shareholders of the company. If so, please provide an appropriate risk factor even though the registrant may have no intention of paying dividends in the foreseeable future. Alternatively, provide your detailed analysis as to why the suggested risk factor is not appropriate.

"Our Operating Company is Subject…," page 13

5. You indicate that your subsidiaries may be restricted by Chinese law in paying dividends to you. Please provide Schedule I required by Item 5-04(a) of Regulation S-X or explain to us why this schedule is not required.

Effect of Fluctuations in Foreign Exchange Rates, page 28

6. We note your disclosure here that, "any significant revaluation of the renminbi may materially and adversely affect our cash flows, revenues and financial condition." Please provide a quantitative evaluation of that risk, such as a sensitivity analysis. You may use Item 305(a) of Regulation S-K as a guide for this disclosure.

Compensation Discussion and Analysis, page 33

7. Please consider the extent to which Mr. Li identified any individual or corporate goals when setting their remuneration of the other named executive officer. If so, please revise your CD&A to disclose the individual and corporate goals, the extent to which the named executive officer achieved such goals and how the degree of achievement was reflected in the level of remuneration. Please refer to Item 402(b)(2) of Regulation S-K.

Employment Agreements, page 34

8. We note your disclosure of employment agreements with named executive officers. Please disclose the terms of those agreements, and file copies of the agreements as exhibits.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

9. It appears that all of the assets, liabilities, revenues and expenses of Tianjin Tianshi Biological Development Co., Ltd. and Tiens Yihai Co. Ltd. relate to operations located in the People's Republic of China. Please have your auditors, who are located in California, tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

-   Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

-   Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007 and 2006.

Quarterly report for the period ended September 30, 2008

Management's Discussion and Analysis of Financial Condition And Results of Operations
Financial Condition, Liquidity and Capital Resources, page 42

10. You disclose that you expect to spend approximately $220 million on the Life Resources facility construction project. You also disclose that you expect to construct the facility in phases over several years. Please revise your disclosure to describe the individual phases of your construction project. Also, please disclose whether portions of the facility will be available for use prior to completion of the entire project, and if so, please disclose the estimated timing and costs for these phases.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jeffrey P. Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant